Exhibit 99.1

Kenon Holdings Reports Q3 2021 Results and Additional Updates

Singapore, November 30, 2021. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for Q3 2021 and additional updates.

Q3 and Recent Highlights

Kenon

•	In November 2021, Kenon’s board of directors approved an interim cash dividend of $3.50 per share (approximately $189 million in total) payable in January 2022.

•	Kenon's profit for the third quarter of 2021 of $170 million was primarily impacted by ZIM's results and a reduction in the carrying amount of Qoros.

ZIM

•	ZIM announced an interim dividend to be paid in December 2021 of $2.50 per share, or approximately $296 million in the aggregate, of which approximately $77 million is payable to Kenon.

•	Financial results[1]:

•	ZIM reported net profit in Q3 2021 of $1,463 million, as compared to net profit of $144 million in Q3 2020.

•	ZIM reported Adjusted EBITDA[2] in Q3 2021 of $2,080 million, as compared to $262 million in Q3 2020.

OPC

•	Financial results:

•	OPC’s revenues in Q3 2021 increased to $133 million (including $17 million contributed by CPV), as compared to $117 million in Q3 2020.

•
OPC’s net loss in Q3 2021 was approximately $33 million (including the negative impact of $75 million relating to a non-recurring early repayment of project financing debt, partially offset by net profit of $15 million contributed by CPV), as compared to net profit of $5 million in Q3 2020.

•
OPC’s Adjusted EBITDA[2] in Q3 2021 was $38 million, as compared to Adjusted EBITDA in Q3 2020 of $28 million. Also, in Q3 2021 OPC’s proportionate share of profit and EBITDA of CPV associated companies were $23 million and $29 million, respectively.

•
In September and October 2021, as part of a rights offering, OPC raised proceeds of NIS329 million (approximately $102 million). Kenon participated in the offering for total consideration of approximately NIS206 million (approximately $64 million).

1 Represents 100% of ZIM’s results. Kenon’s share of ZIM’s results for the three months ended September 30, 2021 was approximately 26% (32% for three months ended September 30, 2020).
2 Adjusted EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated November 30, 2021 for the definition of ZIM’s Adjusted EBITDA and OPC’s and CPV’s Adjusted EBITDA and a reconciliation to their respective net profit for the applicable period.

Discussion of Results for the Three Months ended September 30, 2021

Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of OPC Energy Ltd (“OPC”). Our share of the results of ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associated companies.

See Exhibit 99.2 of Kenon’s Form 6-K dated November 30, 2021 for summary of Kenon’s consolidated financial information; summary of OPC’s consolidated financial information; a reconciliation of OPC’s Adjusted EBITDA (which is a non-IFRS measure) to net profit; summary of financial information of OPC’s subsidiaries; and a reconciliation of ZIM’s Adjusted EBITDA (which is a non-IFRS measure) to net profit.

OPC

The following discussion of OPC’s results of operations is derived from OPC’s consolidated financial statements, as translated into US dollars.

Summary Financial Information of OPC

	OPC
	Israel	U.S.	Total	OPC
	Q3 2021			Q3 2020
	$ millions
Revenue	116	17	133	117
Cost of sales (excluding depreciation and amortization)	75	6	81	84
Finance expenses, net	86	2	88	11
Share in profit of associated companies, net	-	23	23	-
(Loss)/profit for the period	(48)	15	(33)	5
Attributable to:
Equity holders of OPC	(38)	10	(28)	3
Non-controlling interest	(10)	5	(5)	2

Adjusted EBITDA[2]	36	2	38	28
Proportionate share of EBITDA of associated companies	-	29	29	-

Revenue

	For the three months ended September 30,
	2021	2020
	$ millions
Israel
Revenue from energy generated by OPC (and/or purchased from other generators) and sold to private customers	73	68
Revenue from energy purchased by OPC at the TAOZ rate and sold to private customers	2	14
Revenue from private customers in respect of infrastructure services	24	25
Revenue from energy sold to the System Administrator	8	6
Revenue from sale of steam	4	4
Revenue from virtual supply	5	-
	116	117
U.S.
Revenue from sale of electricity and provision of services in the U.S.	17	-
Total	133	117

OPC’s revenue from the sale of electricity to private customers derives from electricity sold at the generation component tariffs, as published by the Israeli Electricity Authority (“EA”), with some discount. Accordingly, changes in the generation component tariffs generally affect the prices paid under PPAs by customers of OPC-Rotem and OPC-Hadera. The weighted-average generation component tariff for 2021, as published by the EA, was NIS 0.2526 per KW hour, which was approximately 5.7% lower than the weighted-average generation component tariff in 2020 of NIS 0.2678 per KW hour. OPC’s revenues from sale of steam are linked partly to the price of gas and partly to the Israeli Consumer Price Index.

Set forth below is a discussion of changes in revenues by category between Q3 2021 and Q3 2020.

•
Revenue from energy generated by OPC (and/or purchase from other generators) and sold to private customers – increased by $5 million in Q3 2021, as compared to Q3 2020. As OPC’s revenue is denominated in NIS, translation of its revenue into US Dollars had a positive impact of $4 million. Excluding the impact of exchange rate fluctuations, OPC’s revenues increased by $1 million primarily as a result of a $5 million increase due to an increase in availability of the OPC-Rotem power plant, partially offset by a $4 million decrease due to a decline in the generation component tariff.

•
Revenue from energy purchased by OPC at the TAOZ rate and sold to private customers – decreased by $12 million in Q3 2021, as compared to Q3 2020, primarily as a result of (i) an $11 million decrease in sale of energy purchased for OPC-Rotem’s customers due to an increase in availability of the OPC-Rotem power plant and (ii) a $1 million decrease in sale of energy purchased for OPC-Hadera’s customers.

•
Revenue from private customers in respect of infrastructure services – decreased by $1 million in Q3 2021, as compared to Q3 2020. As OPC’s revenue is denominated in NIS, translation of its revenue into US Dollars had a positive impact of $1 million. Excluding the impact of exchange rate fluctuations, these revenues decreased by $2 million primarily as a result of (i) a $1 million decrease due to a decline in infrastructure tariffs for 2021 and (ii) a $1 million decrease in sale of energy purchased for OPC-Rotem’s customers.

•
Revenue from energy sold to the System Administrator – increased by $2 million in Q3 2021, as compared to Q3 2020, primarily as a result of an increase in sale of energy to the System Administrator from (i) the OPC-Hadera power plant of $1 million and (ii) from the OPC-Rotem power plant of $1 million.

•
Revenue from virtual supply – increased due to the supply of electricity to customers through the purchase of energy from the System Administrator from September 2021. Since July 2021, OPC has a license for the provision of "virtual supply" of energy purchased from the System Administrator for consumers. Commencing September 2021, the Company has customers in the scope of about 110 MW for virtual supply.

•	Revenue from sale of electricity and provision of services in the U.S. – increased due to the completion of the acquisition of CPV in January 2021.

Cost of Sales (Excluding Depreciation and Amortization)

	For the three months ended September 30,
	2021	2020
	$ millions
Israel
Natural gas and diesel oil consumption	35	36
Payment to IEC for infrastructure services and purchase of electricity	26	39
Natural gas transmission	3	3
Operating expenses	6	6
Expenses for purchase of electricity virtual supply	5	-
	75	84
U.S.
Operating costs and cost of services	6	-
Total	81	84

•
Natural gas and diesel oil consumption – decreased by $1 million in Q3 2021, as compared to Q3 2020. As OPC’s cost of sales is denominated in NIS, translation of its cost of sales into US Dollars had a negative impact of $2 million. Excluding the impact of exchange rate fluctuations, OPC’s cost of sales decreased by $3 million primarily as a result of (i) a $2 million decrease due to the decline in gas price as a result of a decline in foreign exchange rate of the dollar, and (ii) a $5 million decrease due to the receipt of compensation in respect of a delay in the commercial operation of Energean, partially offset by a $4 million increase due to an increase in the gas consumption by the OPC-Rotem plant due to an increase in capacity.

•
Payment to IEC for infrastructures services and purchase of electricity – decreased by $13 million in Q3 2021, as compared to Q3 2020. As OPC’s cost of sales is denominated in NIS, translation of its cost of sales into US Dollars had a negative impact of $2 million. Excluding the impact of exchange rate fluctuations, OPC’s cost of sales decreased by $15 million primarily as a result of (i) a $10 million decrease due to load reductions and increase in capacity of the OPC-Rotem power plant, (ii) a $2 million decrease in energy purchases due to increased availability of the OPC-Hadera power plant, and (iii) a $3 million decrease due to a decline in infrastructure tariffs and decline in energy consumption by OPC-Rotem’s customers.

•	Expenses for purchase of electricity virtual supply – increased due to the supply of electricity to customers through the purchase of energy from the System Administrator from September 2021.

•	Operating costs and cost of services in the U.S. – increased due to the completion of the acquisition of CPV in January 2021.

Finance Expenses, net

Finance expenses, net increased by approximately $77 million in Q3 2021 primarily as a result of a $75 million expense due to an early repayment of the OPC-Rotem project financing debt in October 2021 as described below.

Share of Profit of Associated Companies, net

The table below sets forth OPC’s share of profit of associated companies, net, which consists of five of the six operating plants in which CPV has interests which are accounted for as associated companies.

	For the three months ended September 30,
	2021	2020
	$ millions

Share of profit of associated companies, net	23	-

The result for the period includes gains on changes in fair value of derivative financial instruments totaling $13 million.

As at September 30, 2021, OPC’s proportionate share of debt (including interest payable) of CPV associated companies was $953 million and proportionate share of cash and cash equivalents and deposits was $7 million.

For further details of the performance of associated companies of CPV, refer to OPC’s immediate report published on the Tel Aviv Stock Exchange (“TASE”) on November 28, 2021 and the convenience English translations furnished by Kenon on Form 6-K on November 29, 2021.

Liquidity and Capital Resources

As of September 30, 2021, OPC had cash and cash equivalents and short-term deposits of $485 million, restricted cash of $60 million (including debt service reserves of $38 million), and total outstanding consolidated indebtedness of $1,524 million, consisting of $430 million of short-term indebtedness and $1,094 million of long-term indebtedness. As of September 30, 2021, a substantial portion of OPC’s debt was denominated in NIS.

Business Developments

Series C Bonds Issuance

As previously reported, in September 2021, OPC issued Series C debentures at a par value of NIS 851 million (approximately $266 million), bearing annual interest of 2.5%. The Series C bonds are repayable over 12 semi-annual payments (which repayment amounts vary, and range from 5% up to 16% of the total issued amount) commencing in February 2024 with the final payment in August 2030. OPC used the proceeds from the Series C bonds for the early repayment of project financing debt of OPC-Rotem as described below.

Rights Issuance

In September 2021, OPC issued rights to purchase approximately 13 million OPC shares to fund the development and expansion of OPC’s activity in the USA, with investors purchasing approximately 99.7% of the total shares offered in the rights offering. The gross proceeds from the offering amounted to approximately NIS 329 million (approximately $102 million). Kenon exercised rights for the purchase of approximately 8 million shares for total consideration of approximately NIS 206 million (approximately $64 million), which included its pro rata share and additional rights it purchased during the rights trading period plus the cost to purchase these additional rights. As a result, Kenon now holds approximately 58.8% of the outstanding shares of OPC.

Early repayment of OPC-Rotem loan

In October 2021, OPC-Rotem repaid early a project financing debt in the amount NIS 1,292 million (approximately $400 million) (including early repayment fees). As part of the early repayment, OPC-Rotem recognized a one-off expense totaling NIS 244 million (approximately $75 million), in respect of an early repayment fee of approximately NIS 188 million (approximately $58 million), net of tax. OPC and the minority investor in OPC-Rotem extended to OPC-Rotem loans (pro rata to their ownership) to finance the early repayment totaling (principal) NIS 1,130 million (approximately $350 million). A significant portion of OPC’s portion of NIS 904 million (approximately $280 million) was funded by the issuance of Series C debentures as described above.

Belltown PSA

In October 2021, CPV entered into agreements to acquire the rights in two solar projects under development in the PJM market in the United States, one in Kentucky (approximately 98 MW) and one in Illinois (approximately 360 MW) for approximately $9 million plus contingent consideration, which together with the amount paid on completion date, may reach approximately $46 million. The contingent consideration is payable in installments, subject to meeting the Projects’ development milestones.

ZIM

Discussion of ZIM’s Results for Q3 2021

For the quarter ended September 30, 2021, ZIM’s net profit was $1,463 million, as compared to net profit of $144 million in Q3 2020. ZIM’s Adjusted EBITDA2 in Q3 2021 was $2,080 million, as compared to $262 million in Q3 2020.

ZIM carried approximately 884 thousand TEUs in Q3 2021 representing a 16% increase as compared to Q3 2020, in which ZIM carried approximately 762 thousand TEUs. The average freight rate in Q3 2021 was $3,226 per TEU, as compared to $1,176 per TEU in Q3 2020.

ZIM’s revenues increased by approximately 210% in Q3 2021 to approximately $3.1 billion, as compared to approximately $1.0 billion in Q3 2020, primarily due to an increase in revenues from containerized cargo, reflecting increases in both freight rates and carried volume.

Qoros

Updates to Sale of remaining 12% interest

In April 2021, Kenon’s subsidiary Quantum (2007) LLC (“Quantum”) entered into an agreement with the China-based investor related to the Baoneng Group that holds 63% of Qoros (the “Majority Shareholder”) to sell its remaining 12% interest in Qoros for RMB 1.56 billion (approximately $241 million). The agreement provides that a deposit of 5% was due by July 30, 2021 and that the purchase price is payable in installments: the initial payment was due on September 30, 2021 and the final installment is payable on March 31, 2023. However, while the Majority Shareholder has transferred RMB 1 million (approximately $0.2 million) to an escrow account, the Majority Shareholder has failed to make any of the required payments under this agreement. The Majority Shareholder had previously requested Quantum to agree to a revised payment plan, but no agreement has been reached, and the payments due under the agreement remain unpaid. We are pursuing various options with respect to the payments that were not made as required.

The agreement provides that any payment delayed for more than 30 days is subject to interest. In addition, as a result of the payment delay, Quantum currently has the right to exercise the Put Option it has over its remaining shares.

Substantially all of Quantum's shares in Qoros remain pledged to Qoros' lenders and completion of the sale (including pursuant to the put option) requires a release of the pledge over Kenon's shares in Qoros as well as obtaining necessary regulatory approvals and registrations.

Update on Qoros' Loan Facilities

As previously disclosed, Qoros, which is controlled and has been supported by the Majority Shareholder, had been in discussions with lenders on rescheduling loan repayments on its long term loans. Such a rescheduling has not been agreed, and to date, Qoros did not make payments totaling approximately RMB 455 million ($71 million) which were due in respect of its RMB 3 billion, RMB 1.2 billion and RMB 0.7 billion loan facilities, and as a result, the lenders under these facilities accelerated the RMB 3 billion and RMB 0.7 billion loans.  In the fourth quarter of 2021, Chery Automobile Co. Ltd. (“Chery”) paid the full amount of its guarantee obligations under these loans. Kenon has total outstanding back-to-back guarantees to Chery of approximately $16 million in respect of these loan facilities (representing 12% of the amount Chery paid), and Chery has issued to Kenon demand notices to pay these guaranteed amounts and Kenon plans to pay to Chery the amounts demanded in satisfaction of its back-to-back guarantee obligations. Following this payment, Kenon will have no additional credit guarantee obligations with respect to Qoros debt.

Qoros continues to engage in discussions with the lenders and other relevant stakeholders relating to its other outstanding bank loans  and resumption of manufacturing production which was shut down earlier this year. As previously disclosed, substantially all of Quantum’s shares in Qoros are pledged to secure Qoros’ RMB 1.2 billion loan. The Majority Shareholder has provided Kenon with a guarantee in respect of its pro rata share, and up to all, of Quantum's pledge obligations.

For more information on our agreement to sell our remaining interest in Qoros, and on Qoros’ loan agreements and our pledges and guarantees, see our most recent annual report on Form 20-F.

Kenon's results for the third quarter are impacted by a reduction in the carrying amount of Qoros to zero.

Additional Kenon Updates

Sales of ZIM shares

Between September and November 2021, Kenon sold approximately 1.2 million ZIM shares at an average price of $58 per share for a total consideration of approximately $67 million. As a result of the sales, Kenon now holds a 26.0% interest in ZIM (25.6% on a fully diluted basis).

Kenon’s (Unconsolidated) Liquidity and Capital Resources

As of September 30, 2021, Kenon’s unconsolidated cash balance was $238 million. Following payment for Kenon’s participation in OPC’s rights issuance and receipt of proceeds from the sale of ZIM shares subsequent to the balance sheet date as described above, Kenon’s unconsolidated cash balance is currently approximately $174 million. There is no material debt at the Kenon level.

Interim dividend for the year ending December 31, 2021

In November 2021, Kenon’s board of directors approved an interim cash dividend of $3.50 per share (an aggregate amount of approximately $189 million) (the “Dividend”) relating to the year ending December 31, 2021, payable to Kenon’s shareholders of record as of the close of trading on January 19, 2022 (the “Record Date”), to be paid on or about January 27, 2022 (the “Payment Date”). A significant portion of this dividend is expected to be funded by the receipt of the ZIM dividend which ZIM has announced will be paid in December 2021 as discussed above.

In April 2021, Kenon paid a dividend of approximately $100 million ($1.86 per share).

The New York Stock Exchange’s (the “NYSE”) ex-dividend date, which is the date on which Kenon’s shares will begin trading on the NYSE without the entitlement to the Dividend, is January 18, 2022 (the “NYSE Ex-Dividend Date”). The NYSE will adjust the price of Kenon’s shares on the NYSE Ex-Dividend Date to reflect the Dividend.

The TASE ex-dividend date, which is the date on which Kenon’s shares will begin trading on the TASE without the entitlement to the Dividend, is January 19, 2022 (the “TASE Ex-Dividend Date”). The TASE will adjust the price of Kenon’s shares on the TASE Ex-Dividend Date to reflect the Dividend.

We encourage you to contact your bank, broker, nominee or other institution if you have any questions regarding the mechanics and timing of having the Dividend attributable to your shares credited to your account.

Singapore tax is not expected to be imposed on Kenon’s shareholders in connection with the Dividend. Nevertheless, the Dividend may constitute a taxable event to Kenon’s shareholders according to their jurisdiction and the relevant tax law applicable (including for the purpose of withholding tax in accordance with applicable law and/or regulation). Kenon’s shareholders should consult their tax advisors with respect to the federal, state, and/or any other applicable tax consequences of the Dividend, and the potential imposition of withholding taxes in connection with the Dividend.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development:
•	OPC (59% interest) – a leading owner, operator and developer of power generation facilities in the Israeli and U.S. power markets;
•	ZIM (26% interest) – an international shipping company; and
•	Qoros (12% interest3) – a China-based automotive company.

For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to OPC, including the Belltown development project, ZIM and Qoros and Kenon's agreement to sell its remaining interest in Qoros and the put option, statements relating to Qoros loan facilities and Kenon's intention to pay amounts demanded by Chery, statements about the Dividend, including the plan to pay the Dividend, the Payment Date, the Record Date, the NYSE Ex-Dividend Date, the TASE Ex-Dividend Date, the crediting of accounts with the Dividend, the sources of funds to be used to pay the Dividend and statements about the expected Singapore tax treatment of the Dividend and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks related to ZIM and OPC including risks relating to the potential failure to complete the development and reach commercial operation of projects as expected or at all and the timing and ultimate costs of any project reaching commercial operation, including risks related to costs associated with delays or higher costs in reaching commercial operation, risks relating to Qoros including risks relating to Qoros’ debt and Kenon's pledges and guarantees relating to Qoros’ debt and risks relating to Kenon's agreement  to sell its remaining interest in Qoros, including risks relating to purchase price payments required to be made to Quantum, payment delays, the timing of payments of the purchase price and whether such payments will be received at all, risks relating to meeting the conditions to the obligations under the transaction, including risks relating to regulatory approvals and the condition that the pledge over the shares to be sold be released and the release of any such payments from the designated account, risks related to the Dividend, including whether the Dividend will be paid at all and the timing of payment, risks relating to having sufficient liquidity and capacity to make the Dividend including risks relating to the dividend which ZIM has announced will be paid in December 2021 (including the timing and amount of that dividend) and that the amounts retained by Kenon are not sufficient to meet its cash needs or meet legal requirements, statements relating to the expected tax treatment of the Dividend in Singapore and other risks and factors including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Mark Hasson Chief Financial Officer markh@kenon-holdings.com Tel: +65 9726 8628

3 Kenon has agreed to sell its remaining 12% interest to the Majority Shareholder in Qoros.